101 FIRST STREET, SUITE 493
                           LOS ALTOS, CALIFORNIA 94022

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

         This Information Statement is being mailed on or about July 15, 2003, by I-Incubator.com, Inc., a Florida corporation (the "Company"), to the holders of record of shares of common stock, par value $.0001 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the intended appointment of six new members to the Company's Board of Directors.

         On July 15, 2003, the Company agreed in principal to the terms of an Agreement and Plan of Merger with American Automotive Group, Inc., a California corporation ("AMERICAN AUTOMOTIVE"), and the shareholders of AMERICAN AUTOMOTIVE (the "AMERICAN AUTOMOTIVE Stockholders"). The Agreement and Plan of Merger is subject to negotiation and execution of a definitive Agreement and Plan of Merger. The closing will take place as soon as possible after a definitive agreement is executed. Pursuant to the proposed terms of the Agreement and Plan of Merger, a wholly-owned subsidiary of the Company will merge with and into American Automotive and all of the issued and outstanding shares of capital stock of AMERICAN AUTOMOTIVE will be canceled in exchange for an aggregate of 65,350,000 newly issued shares of the Company's common stock (the "Acquisition"). As a condition to the Acquisition, the Company's sole director prior to the transaction is required to appoint John D. Rock, Robert Laube, Daryl L. Travis, Charles M. Davis, Steve L. Sanders, and Charles W. Bennington as members of the Company's Board of Directors.

         This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

         You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of Messrs. Rock, Laube, Travis, Davis, Sanders and Bennington.

         The information contained in this Information Statement concerning AMERICAN AUTOMOTIVE and Messrs. Rock, Laube, Travis, Davis, Sanders and Bennington has been furnished to the Company by AMERICAN AUTOMOTIVE. The Company assumes no responsibility for the accuracy or completeness of such information.

                    CERTAIN INFORMATION REGARDING THE COMPANY

VOTING SECURITIES

         The Common Stock is the only class of voting securities of the Company outstanding. As of June 23, 2003, there were 11,650,000 shares outstanding and entitled to one vote per share. Upon the completion of the proposed Agreement and Plan of Merger, there will be 97,000,000 shares outstanding and entitled to one vote per share.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock immediately after the Acquisition, by:

          o each person known to beneficially own more than five percent of the Common Stock;
          o    each director of the Company (including proposed directors); and
          o    all directors and executive officers as a group.


NAME AND ADDRESS                                 SHARES OF              PERCENT
OF BENEFICIAL OWNER                              COMMON STOCK           OF CLASS
-------------------                              ------------           --------

Charles M. Davis (1)                             39,850,000               41.1%
Steve L. Sanders                                 12,500,000               12.9%
Charles M. Bennington                            15,000,000               15.5%
John D. Rock                                             --                  0%
Robert Laube                                             --                  0%
Daryl L. Travis                                          --                  0%

All officers and directors, after
 completion of the Acquisition (6 persons)       67,350,000               69.4%

Forward Area, Inc. (1)                           25,850,000               26.6%
Ocean Avenue Advisors                             9,000,000                9.3%
NIR Group                                         9,000,000                9.3%
-----------------------

(1) Forward Area, Inc. is wholly-owned by Mr. Charles M. Davis.




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



DIRECTORS AND EXECUTIVE OFFICERS

APPOINTMENT OF NEW DIRECTORS

         The Agreement and Plan of Merger provides that, subject to compliance with applicable law, the Company will take all action necessary to cause Messrs. Rock, Laube, Travis, Davis, Sanders and Bennington to be appointed to the Board of Directors. Set forth below is certain information with respect to Messrs. Rock, Laube, Travis, Davis, Sanders and Bennington:

CHARLES M. DAVIS

         Mr. Charles M. Davis co-found American Automotive Group, Inc. in November 2001 and served as the Executive Vice President until May 2003. Since May 2003, Mr. Davis has been the President of American Automotive Group. Mr. Davis has been a Director of American Automotive Group since November 2001. Mr. Davis is currently the President and a Director of: American Membership Systems, Inc (since November 2002) and the President and a Director of Forward Area, Inc. (since January 2001), both of which are based in Irvine, California. Mr. Davis is currently a director of Global Guard Mutual Benefits, Inc., a position he has held since December 2000. Mr. Davis is also the chairman of the board of directors of CJ Davis, Inc., based in Steubenville, Ohio, a position he has held since March 1983. From January 2000 until December 2000, Mr. Davis was a freelance financial consultant. Between May 1996 and July 2000, Mr. Davis was the President and Chief Executive Officer of Driving America, based in Irvine, California. Previously, Mr. Davis was a member of management for Daewoo International and Roland Electronics. Mr. Davis received his Masters in Business Administration in 1980 from the University of Steubenville.

JOHN D. ROCK

         Mr. John D. Rock is the chairman of the Board of Directors of American Automotive, a position he has held since May 2003. From 1992 until 1995, Mr. Rock was Vice President, General Manager of Oldsmobile for General Motors. From 1972 until 1992, Mr. Rock was the Vice President, General Manager of GMC Truck for General Motors. Mr. Rock is currently a director of RUSH Enterprises, based in San Antonio, Texas, a position he has held since June 1997.

ROBERT LAUBE

         Mr. Robert Laube is a director of American Automotive, a position he has held since May 2003. Mr. Laube retired in 1983 after 27 years of working for Kimball International, Inc., based in Jasper, Indiana, retiring as the Executive Vice President and a Director. From 1965 until 1983, Mr. Laube was a director of Springs Valley Bank in Jasper, Indiana.


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


DARYL L. TRAVIS

         Mr. Daryl Travis is a director of American Automotive, a position he has held since May 2003. Mr. Travis is the President, Chief Executive Officer and a Director of BrandTrust, located in Chicago, Illinois, positions he has held since June 2001. From May 1992 until December 2001, Mr. Travis was the President, Chief Executive Officer and a Director of Arian Lowe and Travis Advertising Agency, based in Chicago, Illinois. Mr. Travis is the author of Emotional Branding.

STEVE M. SANDERS

         Mr. Steve M. Sanders is a director of American Automotive, a position he has held since May 2003. Mr. Sanders has been the President and a Director of Seaside Motor, Inc. in Huntington, California since June 2001. From June 1995 until June 2001, Mr. Sanders was the General Sales Manager of Capistrano Ford, in San Juan Capistrano, California.

CHARLES M. BENNINGTON

         Mr. Charles M. Bennington co-found American Automotive and has been the Chief Operating Officer and a Director since November 2001. Since April 2002, Mr. Bennington has been the Chief Financial Officer and a Director of Solar Tan, Inc., based in Irvine, California. Since December 2000, Mr. Bennington has been the President and a Director of Global Guard Mutual Benefits, Inc., based in Irvine, California. Since June 1994, Mr. Bennington has been the Chairman of the board of directors of Recreational Ventures, LLC, based in Manila, Utah. From June 1994 until December 2000, Mr. Bennington was the Chief Operating Officer and a Director of Balboa Insurance Company, Balboa Life Insurance Company, ..Meritplan Insurance Company, Newport Insurance Company, and Newport Management Company, all based in Irvine, California.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

         Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2002, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.



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

COMPENSATION OF DIRECTORS

         The Company's directors will be reimbursed for any out-of-pocket expenses incurred by them for attendance at meetings of the Board of Directors or committees thereof.

EXECUTIVE COMPENSATION

         The following table sets forth in summary form the compensation received by our Chief Executive Officer and other officers earning in excess of $100,000, for the last three fiscal years of the Company.

                                                                                      long-term
Name                                annual compensation                               compensation awards
and                                 -------------------                               ----------------------
principal                                   annual                                    securities underlying
position                            year    salary          bonus      other          options/sars
---------                           ----    ------          -----      -----          ----------------------
Martin Nielson                      2002    $     0         --         --                   ---
  Chief Executive Officer
James Kalimi                        2001    $12,242         --         --                   ---
  President
James Kalimi                        2001    $12,242         --         --                   ---
  President                         2000    $39,000         --         --                   ---

EMPLOYMENT AGREEMENTS

         Pursuant to the terms of the proposed Agreement and Plan of Merger, Martin Nielson will enter into a 6 month employment agreement with the Company to be employed as chief executive officer and chief financial officer. Mr. Nielson will receive 3,000,000 shares of common stock upon the successful filing of late 1934 Securities Act filings and the Company re-listing its stock on the Over-The-Counter Bulletin Board. The agreement will also contain customary terms and provisions for an agreement of this nature.





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



                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            I-INCUBATOR.COM, INC.

                                            By: /s/ Martin Nielson
                                               -------------------
                                               Martin Nielson
                                               Chief Executive Officer


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